EXHIBIT 99.1




FOR IMMEDIATE RELEASE

 CHEMGENEX REPORTS COMPELLING PHASE 2 DATA PUBLISHED IN LEADING LEUKEMIA JOURNAL
             100% RESPONSE RATE IN GLEEVEC(R)-RESISTANT CML PATIENTS

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A (DECEMBER 12, 2005):
ChemGenex Pharmaceuticals Limited (ASX: CXS; NASDAQ: CXSP) announced today that two abstracts related to the clinical development of Ceflatonin(R) (homoharringtonine, or "HHT"), its experimental drug for the treatment of certain leukemias, have been published in the November 16, 2005 issue of Blood (Volume 106, Issue 11), the journal of the American Society of Hematology (ASH). The abstracts, which were prepared by investigators from the University of Texas M.D. Anderson Cancer Center, are available on the ASH website, www.hematology.org.

One small Phase 2 study delivered HHT subcutaneously to late chronic stage CML patients with resistance to Gleevec(R)(1). All five evaluable patients achieved a complete hematologic response (disappearance of all findings consistent with chronic stage CML, and a return to normal blood counts) and the therapy was well tolerated.

The second study, a small Phase 2 study of HHT in 9 myelodysplastic syndrome
(MDS) patients showed positive results after the first cycle of treatment and met study criteria for continued accrual of patients.(2)

Managing Director and Chief Executive Officer of ChemGenex, Greg Collier PhD says that the findings support the development plan for Ceflatonin(R). "This is strong support from a leading academic group at the M.D. Anderson Cancer Center that ChemGenex's approach of targeting Gleevec(R)-resistant patients, and moving to subcutaneous delivery is at the forefront of clinical development. Positive clinical results in MDS also support our view that Ceflatonin has a wide range of potential target diseases".

ABOUT CEFLATONIN(R)

Ceflatonin(R) (sHHT) is a new, well-tolerated inducer of apoptosis in phase 2/3 clinical trials in chronic myeloid leukemia (CML) patients who have developed resistance to Gleevec(R). Initial approval will be sought in patients who have developed Gleevec(R) resistance and in patients resistant to abl-kinase inhibitors (T315I mutation positive), including Gleevec(R) and experimental

--------
(1) Abstract 4839, entitled "Subcutaneous (SC) Homoharringtonine (HHT) for Patients with Chronic Myelogenous Leukemia (CML) in Chronic Phase after Imatinib Mesylate Failure".

(2) Abstract 4903, entitled "Study of Intra-Venous Homoharringtonine (HHT) in the Treatment of Myelodysplastic Syndrome (MDS)".

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CHEMGENEX REPORTS COMPELLING PHASE 2 DATA PUBLISHED IN LEADING LEUKEMIA JOURNAL

Page 2 of 2

kinase inhibitors. Additional studies in chronic myeloid leukemia, myelodysplastic syndrome and acute myeloid leukemia are intended to broaden the near-term market potential of the drug.

Gleevec(R) is a registered trademark of the Novartis Pharmaceuticals
Corporation.



ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (WWW.CHEMGENEX.COM)

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company has partnered its diabetes and obesity program and its depression program with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".


CONTACTS

Dr. Greg Collier (CEO and Managing Director)  Australia  +61 3 5227 2752
                                              USA        +1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)     USA        +1 650 474 9800 ext 108


Safe Harbor Statement

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.